August 27, 2008

Ms. Kathleen Collins

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Total System Services, Inc. (“Company”)

Form 10-K and 10-K/A for the Fiscal Year Ended December 31, 2007

Filed February 29, 2008 and April 28, 2008, respectively

Form 8-K Filed July 30, 2008

File No.: 1-10254

Dear Ms. Collins:

This letter is written in response to your Letter of Comment dated August 14, 2008 with respect to the Company’s Annual Report on Form 10-K and 10-K/A for the year ended December 31, 2007 and Form 8-K filed July 30, 2008. For your convenience the Staff’s comments have been incorporated verbatim below and the Company’s responses immediately follow each comment.

Form 10-K for the Fiscal Year Ended December 31, 2007

Note 1. Basis of Presentation and Summary of Significant Accounting Policies

Revenue Recognition, page 51

1.

We note your response to our prior comment 5 where you indicate that the Company will provide a footnote disclosure defining operating expenses as including cost of sales and an insignificant amount of sales and marketing and general and administrative expenses until your new system implementation is complete. Please explain why you did not include these revisions in your June 30, 2008 Form 10-Q or confirm that you will include such changes in your September 30, 2008 Form 10-Q.

The Company will provide the footnote defining operating expenses as including cost of sales and an insignificant amount of sales and marketing and general and administrative expenses in its September 30, 2008 Form 10-Q.

2.

We note your response to our prior comment 17 to our letter dated June 2, 2008 where you indicate that the Company’s server-based software licenses are multi-year time-based licenses for which you are unable to establish VSOE of fair value for PCS. Your revenue recognition policy disclosures on page 52 of your Form 10-K (Exhibit 13) appear to indicate that you enter into multiple element perpetual licenses. For instance, you indicate that software license revenues are recognized upon delivery of the software and VSOE for maintenance is measured by the renewal rate offered to the client. Please revise your disclosures to more clearly describe the revenue recognition policies for the software license arrangements offered by the Company (i.e. multi-year, time-based licenses) and provide an example of your proposed revisions.

The Company will revise its revenue recognition policies for software license arrangements offered by the Company as follows:

The Company recognizes software license revenue in accordance with SOP 97-2, “Software Revenue Recognition,” and SOP 98-9, “Modification of SOP 97-2, Software Revenue Recognition With Respect to Certain Transactions.” For software licenses for which any services rendered are not considered essential to the functionality of the software, revenue is recognized upon delivery of the software, provided (1) there is evidence of an arrangement, (2) collection of the fee is considered probable, (3) the fee is fixed or determinable, and (4) vendor specific objective evidence (VSOE) exists to allocate revenue to the undelivered elements of the arrangement.

When services are considered essential to the functionality of the software licensed and VSOE exists for the undelivered elements of the arrangement, revenues are recognized over the period that such services will be performed using the percentage-of-completion method in accordance with SOP 81-1, “Accounting for Performance of Construction-Type and Certain Production-Type Contracts.” Progress during the period in which services are performed is measured by the percentage of costs incurred to date to estimated total costs for each arrangement as this is the best measure of progress. Provisions for estimated losses on incomplete contracts are made in the period in which such losses are determined. For license arrangements in which the fee is not considered fixed or determinable, the license revenue is recognized as payments become due.

Maintenance fees associated with license software are typically billed annually in advance, and the associated revenue is recognized ratably over the term of the maintenance agreement. VSOE for maintenance for these typical arrangements is measured by the renewal rate offered to the client, taking into consideration the normal pricing and discounting practices for the underlying software license. Maintenance includes license updates, product support and unspecified software product upgrades.

The Company also has certain multi-year, time-based license arrangements, which include providing maintenance, for which the Company does not have VSOE for maintenance. For these arrangements, net margin is deferred until maintenance is the only undelivered element. At that point, revenue and margin is then recognized ratably over the remaining maintenance period of the arrangement.

Form 8-K Filed July 30, 2008

3.

In your response to comment 13 to our letter dated June 2, 2008, the Company provided proposed disclosures regarding your use of non-GAAP financial measures. Please be advised that the disclosures required by Item 10(e)(1)(i) and (ii) and Question 8 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures should also be considered for the non-GAAP disclosures included in the Company’s Forms 8-K. In this regard, we note the use of non-GAAP measures in the Form 8-K noted above, which excludes a number of recurring items. Please explain why the Company did not include your proposed revisions in the Form 8-K or confirm that you will include such disclosures in future filings.

The Company will include such disclosures in future filings.

If you have any questions or wish to discuss any of our responses, please contact me at 706-649-2262.

Sincerely,

/s/James B. Lipham
James B. Lipham
Senior Executive Vice President
and Chief Financial Officer

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